UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38396

BIOFRONTERA AG

(Registrant’s name / Translation of registrant’s name into English)

Hemmelrather Weg 201, D-51377 Leverkusen Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form:40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

This disclosure on form 6-k is made following new rules regarding disclosure of related party transactions in the EU. On 01.01.2020 Sections 111a to 111c of the German Stock Corporation Act became effective in Germany. These provisions contain rules for related party transactions. These provisions are based on the amendment of Directive 2007/36/EC through Directive (EU ) 2017/828 of the European Parliament and the Council of the European Union. Among other things, the provisions stipulate that transactions with related parties must be disclosed under certain conditions in accordance with section 111c of the German Stock Corporation Act.

EXHIBITS

Exhibit Number	Description
99.1	Publication pursuant to Section 111c AktG for distribution throughout Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer

Date: March 11, 2020